

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Paul D. Delva
Sr. V.P., General Counsel and Secretary
Navitas Semiconductor Corp
2101 East El Segundo Boulevard, Suite 205
El Segundo, CA 90245

> **Re: Navitas Semiconductor Corp**
> **Form S-1**
> **Filed November 24, 2021**
> **File No. 333-261323**

Dear Mr. Delva:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Erin Donahue at 202-551-6001 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing